SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Av. Presidente Vargas, 409 – 13º andar 20071-003 Rio de Janeiro - RJ Telefones: (21) 2514-6301/6011 Fax : (21) 2514-6479

MINISTRY OF MINES AND ENERGY
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Publicly-held Company) CNPJ 00001180/0001-26
CALL NOTICE

54th Ordinary General Meeting

The Shareholders of Centrais Elétricas Brasileiras S.A. (Eletrobras) are called to meet at the Ordinary General Meeting that will be held at the Company’s Headquarters in Brasília, Setor Comercial Norte, Quadra 04, Bloco “B”, 100, Suite 203 of Edifício Centro Empresarial VARIG –

Brasilia – Federal District, Brazil, on 30 April 2014, at 14 hours to rule on the following Agenda:

1. Study, discuss and vote on the Company’s Complete Financial Statements for the year ended 31 December 2013;
2. To rule on the proposal presented by Board of Directors in order to approve and distribute the Statement for the Fiscal Year, and on the manner and deadline to pay Shareholders’ Compensation.
3. To vote for the members of the Board of Directors, including the Chairperson;
4. To vote for the members of the Fiscal Council and their alternates;
5. To determine the compensation to be paid to the members of the Board of Directors, Fiscal Council and Board of Executive Officers.

Pursuant to Article 141 of Law 6404/76 and Instruction 165 of the Comissão de Valores Mobiliários - CVM, of 11 December 1991, the minimum percentage of share capital required to cast cumulative voting is 5% (five per cent).

Decisions will be made by majority decision, where each shareholder’s representative vote will be proportional to his or her share capital.

Shareholders’ may be represented in the Meeting by a proxy for a period under 1 year, who is a shareholder, a Company executive officers, lawyer, financial institution, or in the case of investment funds, by the manager, pursuant to Article 126, Paragraph1of Law 6.404, of 1976.

The Shareholderor his/her legal representative, in order to be admitted into the Meeting (Article 5, main section ofCVM Instruction481, of17 December 2009), will provide the following documents:• Photo ID.

• Certified copy of the updated articles of incorporation(By-LawsorArticles of Association) in case of a legal entity.
• Original power-of-attorney or certified copied thereof granted by shareholder.
• Original copy of the shareholding position provided by the depositary institution or custody, identifying the shareholder’s status.

Up to seventy two hours prior to the Ordinary General Meeting, the power-of-attorney and the shareholding position will be forwarded the Investors’ Relations Department (DFR), Market Service Department at Avenida Presidente Vargas, 409 – 9th floor, in the City of Rio de Janeiro, State of Rio de Janeiro, from 8 am to 12 pm and 2 pm to 5 pm.

Documentation relevant to the agenda of the Ordinary General Meeting, pursuant to Article 133, Paragraph 1 of Law 6.404/76 and Article 9 of CVM Instruction 481, published on 17 December 2009 are available to shareholders at the Investors’ Relations Department (DFR), Market Information Division at Avenida Presidente Vargas, 409 – 9th floor in the City of Rio de Janeiro, State of Rio de Janeiro, and the both the Company’s website (http://www.eletrobras.com.br/ri) and the website of the Comissão de Valores Mobiliários - CVM (CVM) (http://www.cvm.gov.br).

Brasilia, 27 March 2014.

MÁRCIO PEREIRA ZIMMERMANN
Chairman of theBoard of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.